April 2013 Pricing Sheet dated April 24, 2013 relating to Preliminary Pricing Supplement No. 748 dated April 19, 2013 to Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS Opportunities in Commodities
Enhanced Trigger Jump Securities due October 28, 2016 Based on the Performance of a Basket of Three Precious Metals
PRICING TERMS – APRIL 24, 2013
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,391,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	April 24, 2013
Original issue date:	April 29, 2013 (3 business days after the pricing date)
Maturity date:	October 28, 2016
Basket:	Basket commodity	Bloomberg ticker symbol*	Weighting	Initial commodity price
	Gold	GOLDLNPM	33.3333%	$1,428.50
	Silver	SLVRLN	33.3333%	2,291¢
	Palladium	PLDMLNPM	33.3333%	$674

*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket commodity, the commodity price on any trading day will be determined based on the prices published by the relevant exchange.

Payment at maturity:	$1,000 + return amount, subject to the maximum payment at maturity. This payment may be greater than or less than the stated principal amount. There is no minimum payment at maturity.
Maximum payment at maturity:	$1,400 per security (140% of the stated principal amount).
Return amount:
If the basket percent change is greater than the downside threshold value, the return amount will be an amount in cash equal to:
$1,000  x  [the greater of (i) the basket percent change and (ii) the fixed percentage]
If the basket percent change is less than or equal to the downside threshold value, the return amount will be an amount in cash equal to:
$1,000  x  the basket percent change
In this case, the return amount will be negative and your payment at maturity per security will be an amount less than or equal to 85% of the stated principal amount and could be zero.

Fixed percentage:	10%
Downside threshold value:	-15%
Basket percent change:	The basket percent change is equal to the sum of the following with respect to each basket commodity: [(final commodity price – initial commodity price) / initial commodity price] x weighting
Final commodity price:	With respect to each basket commodity, the commodity price of such basket commodity on the valuation date
Initial commodity price:	With respect to each basket commodity, the commodity price of such basket commodity on the pricing date, as set forth under “Basket––Initial basket commodity price” above.
Commodity price:
For any trading day:
Gold: the afternoon gold fixing price per troy ounce (as stated in U.S. dollars);
Silver: the silver fixing price per troy ounce (as stated in U.S. cents); and
Palladium:  the afternoon fixing price per troy ounce gross (as stated in U.S. dollars).
For full descriptions, please see “Description of Securities–Commodity Price” on page PS-21 of the accompanying preliminary pricing supplement.

Valuation date:	October 25, 2016, subject to adjustment for non-trading days and certain market disruption events.
CUSIP:	6174824J0
ISIN:	US6174824J08
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$1,000	$25	$975
Total	$3,391,000	$84,775	$3,306,225
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $25 for each security they sell.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 748 dated April 19, 2013
Prospectus Supplement dated November 21, 2011	Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.